# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PMV Pharmaceuticals, Inc., CIK 0001699382
CUSIP: 69353Y103
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 400 Alexander Park Drive, Suite 301, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 03/02/2026
Amends the filing with accession number 0000947871-20-000773
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP V LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ORBIMED CAPITAL GP V LLC (CIK 0001615374): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: PMV Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Alexander Park Drive, Suite 301, Princeton, New Jersey (NJ), 08540
Comment: This Amendment No. 4 ("Amendment No. 4") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors") and OrbiMed Capital GP V LLC ("OrbiMed GP") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on October 5, 2020 with OrbiMed Genesis GP LLC and OrbiMed Capital LLC as additional reporting persons, as amended by Amendment No. 1 filed with the SEC on April 1, 2022, Amendment No. 2 filed with the SEC on August 23, 2023, and Amendment No. 3 filed with the SEC on October 27, 2025. This Amendment No. 4 is being filed to report that, as a result of the transactions described in Item 5(c) below, (i) the beneficial ownership of the outstanding Shares that the Reporting Persons may be deemed to beneficially own decreased by more than 1% and (ii) the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares. As a result, this Amendment No. 4 is an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP is a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Mona Ashiya is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 53,211,507 outstanding Shares of the Issuer, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ending September 30, 2025 filed the SEC on November 12, 2025.

As of the date of this filing, OrbiMed Private Investments V, LP ("OPI V"), a limited partnership organized under the laws of Delaware, holds 0 Shares, constituting approximately 0.0% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of any Shares held by OPI V and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of any Shares held by OPI V. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of any Shares held by OPI V.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI V, caused OPI V to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On February 27, 2026, OPI V sold 505,000 Shares at a price of $1.62.
On March 2, 2026, OPI V sold 4,470,291 Shares at a price of $1.62.

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 2, 2026, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in
Items 2 and 5 above, OrbiMed GP is the general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power to vote and otherwise dispose of securities held by OPI V. The number of outstanding
Shares of the Issuer attributable to OPI V is 0 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI V, may be considered to hold indirectly 0 Shares.

OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreements of OrbiMed GP. Pursuant to this agreement and relationship, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI V. The number of outstanding Shares attributable to OPI V is 0 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 0 Shares.

Investors' Rights Agreement
In addition, OPI V and certain other stockholders of the Issuer entered into an Amended and Restated Investors' Rights Agreement with the Issuer (the
"Investors' Rights Agreement"), dated as of July 17, 2020. Pursuant to the
Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the effective date of the registration statement of the Issuer's initial public offering, the holders of at least 30% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregated gross offering price of such offering must exceed $5 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the
Securities Act of 1933, as amended (the "Securities Act"), including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, OPI V will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include any
Shares held by them in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on
Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors' Rights Agreement, holders of at least 30% of the registrable securities then outstanding may make a written request that the
Issuer prepare and file a registration statement on Form S-3 covering their
Shares, so long as the aggregate price to the public equal or exceeds $5 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors' Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
-----------------------------------------------------------------------------------------
Exhibit Description
-----------------------------------------------------------------------------------------
1. Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.
-----------------------------------------------------------------------------------------
2. Amended and Restated Investors' Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of July 17, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1 (File No. 333-248627), filed with the SEC on September 4, 2020).
-----------------------------------------------------------------------------------------

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (03/04/2026)
- ORBIMED CAPITAL GP V LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (03/04/2026)